November 9, 2021

Securities and Exchange Commission

Attn: Ms. Jessica Ansart

Division of Corporate Finance

Washington DC 20549

Re: Plasma Innovative, Inc.

Registration Statement on Form S-1

Filed September 24, 2021

File No. 333-259772

Dear Ms. Ansart:

On behalf of our client, Plasma Innovative, Inc., a Nevada corporation (the “Company”), we are filing herewith an Amendment No. 1 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 24, 2021 (“Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of its letter dated October 21, 2021 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter (italicized) in their entirety.

Registration Statement on Form S-1

Cover Page

1. Please state clearly whether there is an existing market for your securities, as required by Item 501(b)(4) of Regulation S-K. With reference to your disclosure on pages 7 and 12, if you anticipate applying for quotation of your common stock on the OTC-QB market, please disclose this on the cover page. If the distribution is not conditioned on your stock becoming quoted, please revise the cover page to so state and include appropriate Risk Factor disclosure.

Company Response: Please see the inserted text on the cover page.

Prospectus Summary Company Overview, page 3

2. The disclosure in the summary should be a balanced presentation of your business. Please balance your prospectus summary by including disclosure regarding your limited operating history, your history of net losses and the auditor's explanatory paragraph regarding your ability to continue as a going concern.

Company Response: Please see the inserted text on Page 3 of the Amendment addressing our limited operating history, our history of net losses and the auditor's explanatory paragraph regarding your ability to continue as a going concern.

Page 2.

Plasma Innovative, Inc.

Securities and Exchange Commission

3. We note your disclosure that you "intend to use [y]our proprietary, cold plasma technology to treat crops and plant seeds for agriculture." Please expand your disclosure here to briefly explain how your technology works and what type of treatment it will apply to crops and plant seeds.

Company Response: Please see the inserted text on Page 3 of the Amendment addressing the technology function.

4. At this time, you must make your choice whether to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act. Please revise your disclosure on pages 3 and 9 to disclose your election under Section 107(b) of the Jobs Act:

• If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the Jobs Act, include a statement that the election is irrevocable; or

• If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 107(b) of the Jobs Act, expand your risk factor on page 9 to explain that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures in your MD&A.

Company Response: Please see existing text in the last two sentences of the next to last paragraph on Page 3 addressing our election under the Jobs Act. In addition, please see inserted text regarding this issue on the last risk factor on Page 9 of the Amendment and inserted text in the MD&A on Page 22 of the Amendment.

Risk Factors, page 4

5. We note your disclosure on page 16 that as part of your growth strategy you will contact agriculture departments at major universities "with the hopes of establishing collaborative testing of [y]our technology" and creating "favorable arrangements with these agriculture departments [that] will lead to introductions to major farmers, nurseries and greenhouses in the area or state." Please expand your risk factors to discuss the risk that you may not be successful in establishing these collaborations and the impact that may have on your testing and commercialization strategy.

Company Response: Please see inserted Risk Factor on Page 5 of the Amendment addressing this issue.

6. We note your disclosure on page 17 that as part of your growth cycle, "[you] expect to process a small quantity of seeds of various crops and plant per users and then have the user plant and cultivate the seeds in a comparative setting against their conventional or control methods." Furthermore, "[you] expect the grow cycle to occur at the user's location" and "will require all test participants to provide [you] with a range of data points during certain times during the grow cycle." Please expand your risk factors to discuss any risks associated with this planned testing approach that will rely on farmers, nurseries and greenhouses to plant the seeds, grow the plants as well as monitor and report data points.

Company Response: Please see inserted Risk Factor on Page 5 of the Amendment addressing this issue.

Description of Business, page 14

7. Please expand your disclosure in the description of your business to discuss your sources and the availability of raw materials and include the names of any principal suppliers, or revise your disclosure as appropriate. Refer to Item 101(h)(4)(v) of Regulation S-K.

Company Response: Please see inserted text in Description of Business, Page 16 of the Amendment stating that there are number of suppliers for the off the shelf equipment that we will purchase.

Page 3.

Plasma Innovative, Inc.

Securities and Exchange Commission

Description of Our Technology, page 15

8. We note your disclosure here that your process can "affect seeds at the molecular level" and that the "radio-frequency lighting creates a photochemical reaction of seeds on the molecular level." Please expand your discussion to explain what it means that the seeds are affected at the molecular level and clarify whether the seeds are being modified through this process.

Company Response: Please see inserted text in Description of Our Technology, Page 15 of the Amendment which expands the molecular level discussion and addresses seed modification.

Employees, page 18.

9. We note your disclosure here that your "[m]anagement does not plan to hire additional employees at this time." We also note, however, your disclosure on page 19 that within the coming 3 to 12 months, you plan to hire an intern familiar with cold plasma as well as hire a bookkeeper for your operations. Please revise your disclosure, as appropriate, to address these conflicting statements and to clarify whether you have plans to hire additional employees.

Company Response: Please see inserted text in Employees, Page 18 of the Amendment which revises the employee issue.

Our Intellectual Property, page 18

10. We note your disclosure on pages 14 and 25 that "[you] intend to file patents with the USPTO for [your] technologies by December 2021/January 2022." Please revise your discussion here to disclose for each material patent application the specific technology to which such patent applications relate, the type of patent protection, the anticipated expiration dates, and applicable material jurisdictions, including any foreign jurisdiction.

Company Response: Please see inserted text in Our Intellectual Property, Page 18 of the Amendment includes the patent information.

Regulatory Matters, page 18

11. Please tell us the basis for your statement in this section that you "do not anticipate having to expend significant resources to comply with any governmental regulations," including whether your expectation addresses governmental regulations at the local, state and federal relevant to running your business. In this regard, ensure that you include in this section the disclosure required by Item 101(h)(4)(viii) and (ix) of Regulation S-K, including the need for any government approval (local, state or federal) for any of your planned products or services, and include in the Risk Factors section material risks concerning governmental regulations applicable to your business.

Company Response: Please see inserted text in Governmental Approval, Page 18 of the Amendment which addresses governmental regulation.

12. Please disclose the estimated costs and effects of compliance with environmental laws. Please see Item 101(h)(4)(xi) of Regulation S-K.

Company Response: Please see inserted text in Governmental Approval, Page 18 of the Amendment which addresses the environmental regulation.

Page 4.

Plasma Innovative, Inc.

Securities and Exchange Commission

Certain Relationships and Related Transactions, page 25

13. We note your disclosure on page 19 that "the Company's Chairman and founder has agreed to loan the Company such funds so as to accomplish [the Company's] Plan of Operations" and that "[t]he loan arrangement will terminate June 30, 2022 and interest on any loan will accrue at 3% per annum." Please revise your disclosure on page 19 and here to discuss the material terms of this arrangement, including the amount of funds to be made available. Refer to Item 404 of Regulation S-K.

Company Response: Please see revised text on Page 19 of the Amendment and the inserted text in Certain Relationships and Related Transactions, Page 25 of the Amendment.

Statement of Operations, page F-3

14. Please remove the line items for Revenue, Cost of Goods Sold and Gross Profit as they all have a zero balance.

Company Response: Please see revised Statement of Operations on Page F-3 of the Amendment which has removed the line items.

Note 3. Summary of Significant Accounting Policies Recent Accounting Pronouncements, page F-8

15. Please explain what you mean by the phrase "other than those relating to development stage entities as discussed above" as development stage entities are no longer defined in the Master Glossary of the Accounting Standards Codification.

Company Response: Please see revised text on Page F-8 of the Amendment which deleted the referenced text.

General

16. Please revise to include the dealer prospectus delivery obligation on the outside back cover page of the prospectus. See Item 502(b) of Regulation S-K.

Company Response: Please see inserted dealer prospectus obligation on the outside back cover of the prospectus (Page 29).

If you have further comments regarding the Registration Statement, please so advise.

Sincerely yours,

Daniel H. Luciano